# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Oscar Health, Inc., CIK 0001568651
CUSIP: 687793109
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 75 VARICK STREET, 5TH FLOOR, NEW YORK, New York (NY), 10013
Date of event which requires filing of this statement: 09/18/2026
Filed by CIK 0001556346
Persons authorized to receive notices and communications: Jed Feldman, c/o Thrive Capital, 295 Lafayette Street, 7th Fl., New York, New York (NY), 10012, 646-680-0240

## Reporting persons
- Thrive Capital Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 4,779,730; shared voting power 0; sole dispositive power 4,779,730; shared dispositive power 0; aggregate amount beneficially owned 4,779,730 (1.7% of the class)
- Thrive Partners II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 4,779,730; shared voting power 0; sole dispositive power 4,779,730; shared dispositive power 0; aggregate amount beneficially owned 4,779,730 (1.7% of the class)
- Thrive Capital Partners III, L.P. (CIK 0001556346): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 17,535,258; shared voting power 0; sole dispositive power 17,535,258; shared dispositive power 0; aggregate amount beneficially owned 17,535,258 (6% of the class)
- Claremount TW, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 593,021; shared voting power 0; sole dispositive power 593,021; shared dispositive power 0; aggregate amount beneficially owned 593,021 (0.2% of the class)
- Thrive Partners III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 18,128,279; shared voting power 0; sole dispositive power 18,128,279; shared dispositive power 0; aggregate amount beneficially owned 18,128,279 (6.2% of the class)
- Thrive Capital Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,040,704; shared voting power 0; sole dispositive power 1,040,704; shared dispositive power 0; aggregate amount beneficially owned 1,040,704 (0.4% of the class)
- Claremount V Associates, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 19,239; shared voting power 0; sole dispositive power 19,239; shared dispositive power 0; aggregate amount beneficially owned 19,239 (0% of the class)
- Thrive Partners V GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 1,059,943; shared voting power 0; sole dispositive power 1,059,943; shared dispositive power 0; aggregate amount beneficially owned 1,059,943 (0.4% of the class)
- Thrive Capital Partners VI Growth, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,498,513; shared voting power 0; sole dispositive power 2,498,513; shared dispositive power 0; aggregate amount beneficially owned 2,498,513 (0.9% of the class)
- Claremount VI Associates, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 48,982; shared voting power 0; sole dispositive power 48,982; shared dispositive power 0; aggregate amount beneficially owned 48,982 (0% of the class)
- Thrive Partners VI GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 2,547,495; shared voting power 0; sole dispositive power 2,547,495; shared dispositive power 0; aggregate amount beneficially owned 2,547,495 (0.9% of the class)
- Thrive Capital Partners VII Growth, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 10,424,005; shared voting power 0; sole dispositive power 10,424,005; shared dispositive power 0; aggregate amount beneficially owned 10,424,005 (3.7% of the class)
- Thrive Partners VII Growth GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 10,424,005; shared voting power 0; sole dispositive power 10,424,005; shared dispositive power 0; aggregate amount beneficially owned 10,424,005 (3.7% of the class)
- Claremount VII Associates, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 125,632; shared voting power 0; sole dispositive power 125,632; shared dispositive power 0; aggregate amount beneficially owned 125,632 (0% of the class)
- Thrive Partners VII GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 125,632; shared voting power 0; sole dispositive power 125,632; shared dispositive power 0; aggregate amount beneficially owned 125,632 (0% of the class)
- Joshua Kushner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 37,525,451; shared voting power 0; sole dispositive power 37,525,451; shared dispositive power 0; aggregate amount beneficially owned 37,525,451 (12.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.00001 par value per share
Name of issuer: Oscar Health, Inc.
Address of issuer's principal executive offices: 75 VARICK STREET, 5TH FLOOR, NEW YORK, New York (NY), 10013
Comment: This Amendment No. 4 (this "Amendment") amends and supplements the Schedule 13D (the "Schedule 13D") filed by the Reporting Persons on August 30, 2021, as amended, with respect to the Class A common stock, $0.00001 par value per share (the "Class A Common Stock"), of Oscar Health, Inc. (the "Company" or the "Issuer"). The Issuer also has Class B common stock, $0.00001 par value per share (the "Class B Common Stock" and together with the Class A Common Stock, the "Common Stock"), issued and outstanding. Each share of Class A Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to 20 votes per share and is convertible at the election of the holder into one share of Class A Common Stock. In addition, each share of Class B Common Stock will be automatically converted into one share of Class A Common Stock on the date that is seven years from the date of the prospectus used in connection with the Issuer's initial public offering or upon the occurrence of certain events as set forth in the Issuer's certificate of incorporation.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the percent of class was calculated based on (i) 273,469,000 shares of Class A Common Stock outstanding as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q as filed by the Issuer with the SEC on August 7, 2026, (ii) the shares, if any, of Class A Common Stock underlying Convertible Notes beneficially owned by the reporting person and (iii) the shares, if any, of Class B Common Stock of the Issuer beneficially owned by the reporting person (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of the reporting person pursuant to the Exchange Act).

Thrive Capital Partners II, L.P. ("Thrive II") directly holds 4,779,730 shares of Class B common stock. Thrive Partners II GP, LLC ("Thrive Partners II"), as the general partner of Thrive II, may be deemed to beneficially own the shares directly held Thrive II.

Thrive Capital Partners III, L.P. ("Thrive III") directly holds 17,535,258 shares of Class B common stock and Claremount TW, L.P. ("Claremount TW") directly holds 593,021 shares of Class B common stock. Thrive Partners III GP, LLC ("Thrive Partners III"), as the general partner of Thrive III and Claremount TW, may be deemed to beneficially own the shares directly held Thrive III and Claremount TW.

Thrive Capital Partners V, L.P. ("Thrive V") directly holds 1,040,704 shares of Class B common stock and Claremount V Associates, L.P. ("Claremount V") directly holds 19,239 shares of Class B common stock. Thrive Partners V GP, LLC ("Thrive Partners V"), as the general partner of Thrive V and Claremount V, may be deemed to beneficially own the shares directly held Thrive V and Claremount V.

Thrive Capital Partners VI Growth, L.P. ("Thrive VI Growth") directly holds 2,498,513 shares of Class B common stock and Claremount VI Associates, L.P. ("Claremount VI") directly holds 48,982 shares of Class B common stock. Thrive Partners VI GP, LLC ("Thrive Partners VI"), as the general partner of Thrive VI Growth and Claremount VI, may be deemed to beneficially own the shares directly held Thrive VI Growth and Claremount VI.
Thrive VII Growth directly holds 6,268,097 shares of Class B common stock and, subject to the terms of conversion applicable to the Convertible Notes set forth in the Indenture (as previously described in Item 6 of this statement), may be deemed to beneficially own 4,155,908 shares of Class A common stock issuable upon conversion of the outstanding principal of Convertible Notes at the current Conversion Rate (as defined in the Indenture). Thrive Partners VII Growth GP, LLC ("Thrive Partners VII Growth"), as the general partner of Thrive VII Growth, may be deemed to beneficially own the shares directly held and/or beneficially owned by Thrive VII Growth.

Claremount VII (together with Thrive II, Thrive III, Thrive V, Thrive VI Growth, Claremount TW, Claremount V, Claremount VI and Thrive VII Growth, the "Thrive Capital Funds") directly holds 75,520 shares of Class B common stock and, subject to the terms of conversion applicable to the Convertible Notes set forth in the Indenture, may be deemed to beneficially own 50,112 shares of Class A common stock issuable upon conversion of the outstanding principal of Convertible Notes at the current Conversion Rate (as defined in the Indenture). Thrive Partners VII GP, LLC ("Thrive Partners VII" and together with Thrive Partners II, Thrive Partners III, Thrive Partners V, Thrive Partners VI and Thrive Partners VII Growth, the "Thrive General Partners"), as the general partner of Claremount VII, may be deemed to beneficially own the shares directly held and/or beneficially owned by Claremount VII.

Mr. Kushner directly owns 460,367 shares of Class A Common Stock. In addition, as the sole managing member of each of the Thrive General Partners, Mr. Kushner may be deemed to beneficially own the Shares held and/or beneficially owned by the Thrive Capital Funds.
Number of shares as to which each person has sole or shared power to vote or dispose: The information reported in Item 5(a) is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
On September 18, 2026, (i) Thrive II transferred 1,307,831 and 15,758 shares of Class B Common Stock to Thrive VII Growth and Claremount VII, respectively, in exchange for 1,307,831 and 15,758 shares of Class A Common Stock held by Thrive VII Growth and Claremount VII, respectively; (ii) Thrive III transferred 4,798,003 and 57,807 shares of Class B Common Stock to Thrive VII Growth and Claremount VII, respectively, in exchange for 4,798,003 and 57,807 shares of Class A Common Stock held by Thrive VII Growth and Claremount VII, respectively; (iii) Claremount TW transferred 162,263 and 1,955 shares of Class B Common Stock to Thrive VII Growth and Claremount VII, respectively, in exchange for 162,263 and 1,955 shares of Class A Common Stock held by Thrive VII Growth and Claremount VII, respectively.

Subsequently, on the same date, (i) Thrive II distributed to its limited partners and sole general partner, pro rata and without consideration, 1,323,589 shares of Class A Common Stock; (ii) Thrive III distributed to its limited partners and sole general partner, pro rata and without consideration, 4,855,810 shares of Class A Common Stock; and (iii) Claremount TW distributed to its limited partners and sole general partner, pro rata and without consideration, 164,218 shares of Class A Common Stock. Each of Thrive Partners II GP, LLC and Thrive Partners III GP, LLC, in turn, distributed to their members, pro rata and without consideration, the shares of Class A Common Stock received in the foregoing distributions.

Except as described herein, none of the reporting persons has effected any transactions in the Issuer's Class A Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Thrive Capital Partners II, L.P.: /s/ Joshua Kushner, Joshua Kushner, Managing Member of Thrive Partners II GP, LLC, its general partner (09/18/2026)
- Thrive Partners II GP, LLC: /s/ Joshua Kushner, Joshua Kushner, Managing Member (09/18/2026)
- Thrive Capital Partners III, L.P.: /s/ Joshua Kushner, Joshua Kushner, Managing Member of Thrive Partners III GP, LLC, its general partner (09/18/2026)
- Claremount TW, L.P.: /s/ Joshua Kushner, Joshua Kushner, Managing Member of Thrive Partners III GP, LLC, its general partner (09/18/2026)
- Thrive Partners III GP, LLC: /s/ Joshua Kushner, Joshua Kushner, Managing Member (09/18/2026)
- Thrive Capital Partners V, L.P.: /s/ Joshua Kushner, Joshua Kushner, Managing Member of Thrive Partners V GP, LLC, its general partner (09/18/2026)
- Claremount V Associates, L.P.: /s/ Joshua Kushner, Joshua Kushner, Managing Member of Thrive Partners V GP, LLC, its general partner (09/18/2026)
- Thrive Partners V GP, LLC: /s/ Joshua Kushner, Joshua Kushner, Managing Member (09/18/2026)
- Thrive Capital Partners VI Growth, L.P.: /s/ Joshua Kushner, Joshua Kushner, Managing Member of Thrive Partners VI GP, LLC, its general partner (09/18/2026)
- Claremount VI Associates, L.P.: /s/ Joshua Kushner, Joshua Kushner, Managing Member of Thrive Partners VI GP, LLC, its general partner (09/18/2026)
- Thrive Partners VI GP, LLC: /s/ Joshua Kushner, Joshua Kushner, Managing Member (09/18/2026)
- Thrive Capital Partners VII Growth, L.P.: /s/ Joshua Kushner, Joshua Kushner, Managing Member of Thrive Partners VII Growth GP, LLC, its general partner (09/18/2026)
- Thrive Partners VII Growth GP, LLC: /s/ Joshua Kushner, Joshua Kushner, Managing Member (09/18/2026)
- Claremount VII Associates, L.P.: /s/ Joshua Kushner, Joshua Kushner, Managing Member of Thrive Partners VII GP, LLC, its general partner (09/18/2026)
- Thrive Partners VII GP, LLC: /s/ Joshua Kushner, Joshua Kushner, Managing Member (09/18/2026)
- Joshua Kushner: /s/ Joshua Kushner, Joshua Kushner (09/18/2026)